EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

STORA ENSO CORPORATION
(Translation of registrant's name into English)

Kanavaranta 1
P.O.Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

News Release April 25, 2002 STORAENSO

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso investing in Sweden and France

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has approved an investment in the finishing department of the Fors Mill in Sweden. The project, costing EUR 25.5 million, includes an extension of the finishing department building, loading ramps, a new packaging line for sheet pallets and automatic computerised roll storage.

The investment will enhance customer service through swifter deliveries. Shorter lead times and higher sheeting capacity will improve efficiency and reduce costs. Rebuilding will start in May 2002 and is scheduled to be finished in May 2003.

Stora Enso has also approved an investment in a new back-up boiler plant and renovation of the electricity distribution network at the Corbehem Mill in France. The project, costing EUR 23 million, will replace old boilers and improve efficiency. The new boiler is scheduled to start up in spring 2004

For further information, please contact:
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,
tel. 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America,
tel. 715 422 1521

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso's sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43 000 persons are employed in more than 40 countries and the Company's shares are listed in Helsinki, New York and Stockholm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2002

STORA ENSO OYJ

By: ______________________

Name: Esko Mäkeläinen
Tile: Senior Executive Vice President, Accounting and Legal Affairs

By: ______________________

Name: Jyrki Kurkinen
Tile: General Counsel